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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      FORTUNE NATURAL RESOURCES CORPORATION
                                 Name of Issuer

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                          Title of Class of Securities

                                    349681106
                                  CUSIP Number

                              RALPH N. PEREGOY, JR.
                          301 South Washington Street,
                             Easton, Maryland 21601
                                  410-820-4305

                                 with copies to:
                          Ralph V. De Martino, Esquire
                               Dilworth Paxson LLP
                          1818 N Street, NW, Suite 400
                             Washington, D.C. 20036
                                 (202) 452-0900
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   May 8, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Ralph N. Peregoy, Jr.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                             (a) [ ]
                                                                        (b) [ ]
         Not Applicable
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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS (See Instructions)

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION


         United States of America
-------------------------- ----- -----------------------------------------------
    NUMBER OF SHARES       7.    SOLE VOTING POWER                       900,000
                           ----- -----------------------------------------------
  BENEFICIALLY OWNED BY    8.    SHARED VOTING POWER                       --
                           ----- -----------------------------------------------
  EACH REPORTING PERSON    9.    SOLE DISPOSITIVE POWER                  900,000
                           ----- -----------------------------------------------
          WITH             10.   SHARED DISPOSITIVE POWER                  --
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         900,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                                 [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       5.3% of Common
                                                                     Stock

-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
-------- -----------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common stock, par value $.01 per share (the "Common Stock") of Fortune Natural Resources Corporation, a Delaware corporation (the "Company") and is being filed pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's principal executive office is located at 515 West Greens Road, Suite 720, Houston, TX 77067.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by Ralph N. Peregoy, Jr., an individual residing in the State of Maryland (the "Reporting Person").

         (b) and (c) The Reporting Person has since its inception and currently is serving as President of Cohen Specialists LLC, an American Stock Exchange, Inc. specialist firm. Cohen Specialists LLC is not involved in the Reporting Person`s investment in the Company. The Reporting Person's business address is 120 Broadway, Suite 905, New York, New York 10271.

         (d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by the Reporting Person in making his purchases of shares of the Common Stock is as follows: $92,612. The shares of Common Stock purchased by the Reporting Person were purchased with the Reporting Person's personal funds. Exhibit 1 to this Schedule 13D contains a schedule describing Reporting Person's purchases of the Common Stock.


ITEM 4.  PURPOSE OF TRANSACTION.

         This Schedule 13D is being filed to state the Reporting Person's beneficial ownership of voting securities of the Company and to state his present intentions with respect to his ownership and other interests in the Company. Item 5 hereof contains a description of the Reporting Person's beneficial holdings of the Common Stock.

         The Reporting Person has purchased the securities reported in this
Schedule 13D because he considered them to be a good investment. The Reporting Person intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. The Reporting Person reserves the right to continue to increase his ownership position in the Company and generally intends to continue to do so. There is no specific amount of stock that the Reporting Person intends to accumulate. He will reassess his investment position and objectives on an ongoing basis. Any determination to purchase additional securities will be based upon the Reporting Person's consideration of his goals and objectives, the Company's prospects, the market for the Company's securities, other business opportunities available to him, and general economic and stock market conditions. Similarly, the Reporting Person may determine, from time to time or at any time, to sell or otherwise dispose of some or all of the Common Stock. In making any such determination, the Reporting Person will consider his goals and objectives, the Company's prospects, the market for the Company's securities, other business opportunities available to him, and general economic and stock market conditions.


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         While there can be no assurance, the Reporting Person believes that he may be able to assist the Company in establishing an advantageous financing arrangement for the Company through unaffiliated third party providers for the benefit of the Company and all of its shareholders, which the Reporting Person intends to discuss with Company management. While the Reporting Person has no present intention to seek control of the Company or representation on its Board of Directors, he reserves the right to change his objectives and intentions at any time. Except as otherwise disclosed in this Schedule 13D, the Reporting Person does not have any plans or proposals, which will relate to or result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;


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         (g)      Changes in the Company's charter, bylaws or instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Person reserves the right at any time to change his opinions, assessments, intentions and plans. Moreover, nothing set forth herein should be deemed to be a limitation on the actions that the Reporting Person may take as an individual shareholder of the Company. Nor are the foregoing statements intended to limit the Reporting Person's alternatives with respect to any of the plans or proposals that may result in the events set forth in subsections (a)-(j) of Item 4 hereof, in any respect.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The Reporting Person is a beneficial owner of 900,000 shares of Common Stock, or 5.3 % of a total number of shares of Common Stock issued and outstanding as of October 31, 2002, for the purposes of the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Exchange Act. The Reporting Person exercises the sole voting and dispositive power with respect to all 900,000 shares of the Common Stock owned by him. The Reporting Person's calculation of its ownership percentage of the Common Stock is based upon the number of outstanding shares of the Common Stock as reported in the Company's Quarterly Report on Form 10-QSB as of October 31, 2002, which number was 16,772,891 shares. As the Company has not filed its Annual Report on Form 10-KSB for the fiscal period ending December 31, 2002, the Reporting Person must rely on such most recent publicity available figure.


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         (c) The Reporting Person has engaged in no transaction during the past
60 days in any shares of Common Stock or securities of the Company's subsidiaries.

         (d) Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, securities described herein.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 9, 2003                            By:  /S/ Ralph N. Peregoy, Jr.
                                                    ----------------------------
                                                    Ralph N. Peregoy, Jr.





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SCHEDULE 1

Schedule of Purchases


      Purchase                 Shares                   Cost
        Date                   (000's)                  ($'s)
        ----                   -------                  -----

      1.17.03                    100                   $11,000
      3.21.03                    20                     $1,251
      3.21.03                    25                     $1,814
      3.21.03                    20                     $1,651
      3.21.03                    25                     $2,090
      3.26.03                    30                     $2,502
      3.27.03                    30                     $2,332
      3.27.03                    50                     $4,136
       4.3.03                    30                     $2,490
       4.3.03                    20                     $1,660
      4.11.03                    20                     $2,063
      4.11.03                     5                       $491
      4.11.03                    25                     $2,454
      4.11.03                    10                       $981
      4.11.03                     5                       $466
      4.11.03                    15                     $1,472
      4.11.03                    10                       $981
      4.11.03                    10                       $881
      4.14.03                     5                       $529
      4.14.03                     6                       $634
      4.15.03                     5                       $545
      4.16.03                    30                     $3,408
      4.16.03                    40                     $4,544
      4.16.03                    10                     $1,136
      4.16.03                    144                   $17,798
      4.16.03                    10                     $1,036
      4.28.03                    90                    $10,221
      4.28.03                    10                     $1,036
       5.8.03                    100                   $11,010
                                -----                  --------
                                 900                   $92,612




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